ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com



03045451

December 19, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

December 17, 2003 – Monthly Distribution Announcement.

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

SUPPL

RECEIVED
DEC 2 2 2003
181

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810   F: 403.262.0723
www.advantageincome.com

December 19, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RECEIVED
DEC 2 2 2003

    Re: File No. 82-34742

Ladies and Gentlemen:

   As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

    December 17, 2003 – Monthly Distribution Announcement

   Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

          Sincerely,

          Sandra Ronney
          Investor Communications Coordinator
          Advantage Energy Income Fund



ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

December 17, 2003

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of December will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 16% based on the December 16, 2003 closing price of $17.20 per Unit.

The distribution will be payable on January 15, 2004 to Unitholders of record at the close of business on December 31, 2003. The ex-distribution date is December 29, 2003. The cash distribution is based on 36.6 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com



DEC 2 2 2003